ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
Lindenstrasse 8, 6340 Baar
Zug, Switzerland
August 18, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Laura Crotty

Re:	Allied World Assurance Company Holdings, AG Registration Statement on Form S-4 (Registration No. 333-175398)
Dear Ms. Crotty:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Allied World Assurance Company Holdings, AG (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to August 18, 2011 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.
The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it may not assert this action or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
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Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (441) 278-5400 or Steven A. Seidman or Jeffrey S. Hochman of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours, ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
/s/ Wesley D. Dupont
Wesley D. Dupont
Executive Vice President, General Counsel and Corporate Secretary

cc:	Gary A. Schwartz, Esq., Transatlantic Holdings, Inc.
Steven A. Seidman, Esq., Willkie Farr & Gallagher LLP
Jeffrey S. Hochman, Esq., Willkie Farr & Gallagher LLP
Lois Herzeca, Esq., Gibson Dunn & Crutcher LLP